Exhibit 99.1

Ant Group has publicly filed listing applications in connection with its plan for a concurrent listing in Shanghai and Hong Kong

Ant Group Co., Ltd. (“Ant Group”, formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), an unconsolidated related party in which Alibaba Group holds a 33% equity interest, publicly filed its listing applications on August 25, 2020 with the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited in connection with its previously announced plan for a concurrent listing and initial public offering in Shanghai and Hong Kong. We understand that the timing of any such listing and offering will be contingent upon market conditions and other factors, and there can be no assurance as to when such listing and offering will be completed.

The above announcement does not constitute an offer of securities for sale in the United States or an invitation or solicitation of an offer to acquire, purchase or subscribe for securities in Mainland China or Hong Kong S.A.R., and any securities described herein may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in the United States, Mainland China or Hong Kong S.A.R. would be made by means of a prospectus that is registered and may be obtained from Ant Group, which would contain detailed information about Ant Group and its management, as well as financial statements.

August 25, 2020